FOR IMMEDIATE RELEASE

CONTACT:
Michael Sitrick or Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Steven G. Mihaylo and Vector Capital Comment on Inter-Tel’s Third Quarter Earnings Announcement

TEMPE, AZ, October, 20, 2006 – Steven G. Mihaylo and Vector Capital today commented on Inter-Tel (Delaware), Incorporated’s (Nasdaq: INTL) third quarter earnings announcement.

“We believe that Inter-Tel’s third quarter results continue to reflect the burden of Inter-Tel’s adoption of new products and services in the large systems market where competitors such as Cisco, Avaya, Nortel, and NEC focus,” said Mr. Mihaylo. “We are concerned that this type of performance will continue under the current management team and destroy stockholder value over the long-term.”

Mr. Mihaylo added, “As we expected, the Company blamed these results, in part, on our efforts to purchase the Company. We believe stockholders should not to be coerced by Inter-Tel management’s rhetoric.”

Except for the Inter-Tel 7000 system, the Company has been shipping its new Internet Protocol products, the Inter-Tel 5000 and the Inter-Tel 5600, since April 2005 and June 2006, respectively, and yet the promised increases in sales and profitability have not materialized. “Despite the introduction of the 5600 series, the Company saw no growth in the over 100-line customer segment that the company tracks.  In our view, this does not portend well for the success of the 5600 product, and even management admits that sales of the 5600 ‘did not meet expectations.’  More disturbing, the 7000 series product is aimed at even larger line segment customers and will compete head on with companies like Cisco.  We believe this is not a good sign from a company who says ‘trust us’ regarding its product strategy and future outlook.” stated Mr. Mihaylo.

Mr. Mihaylo further added, “Once again, the Company provided no quantitative guidance for the upcoming quarter or for 2007. Stockholders are left in the dark on how to compare our $23.25 proposed offer against management’s ‘stay-the-course plan.’ We believe that Inter-Tel would need to see dramatic and sustained over-performance against consensus estimates to support a stand-alone valuation in excess of our offer. In our view, nothing in this quarter suggests that this is possible.”

Mr. Mihaylo and Vector urge stockholders to consider all of the information presented by both sides closely and carefully and to vote FOR the Resolution on the BLUE proxy card today. If you already voted on a white card, we urge you to reconsider. In our view, the numbers released by the Company yesterday underscore our assertion that $23.25, available today, is superior to any value shareholders will receive from management’s plan when factoring in time and risk. Stockholders who have questions or require assistance may call Mr. Mihaylo's and Vector's proxy solicitor, MacKenzie Partners, Inc., at its toll free number (800) 322-2885.

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